Mail Stop 3561

April 10, 2008

Mr. Shawn Pecore
c/o Wyoming Corporate Services, Inc.
2710 Thomes Avenue
Cheyenne, Wyoming 82001

> **Re: Hillholm Acquisition, Inc. (File No. 000-52965)**
> **Petman Acquisition, Inc. (File No. 000-52966)**
> **Ashwood Acquisition, Inc. (File No. 000-52967)**
> **Pendrith Acquisition, Inc. (File No. 000-52968)**
> **Kempsell Acquisition, Inc. (File No. 000-52969)**
> **Amendments No. 2 to Registration Statements on**
> **Form 10-SB**
> **Filed February 19, 2008**

Dear Mr. Pecore:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1.   We note your additional risk factor in your amendments. However, you did not specifically address the fact that you failed to file reports with respect to a reporting company, Fiorano, Inc., of which you were the control person. Therefore, we reissue the comment in part.

2.   We reissue our previous comment. Amendments to a Form 10-SB filed after February 4, 2008 must be filed on Form 10.

Closing Comments

  As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and response to our comments.

  Please contact Cathey Baker at (202) 551-3326 if you have any questions.

      Sincerely,

      John Reynolds
      Assistant Director